UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No.     )

Halcón Resources Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

40537Q209

(CUSIP Number)

COPY TO:

Joshua Beiser, Esq.

Assistant Secretary

Kellen Holdings, LLC

175 Berkeley Street

Boston, MA 02116

(617) 357-9500

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 17, 2012

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 40537Q209	Page 2 of 9 Pages

1.	NAME OF REPORTING PERSONS Kellen Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ N/A
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 14,666,666
	8.	SHARED VOTING POWER 0 shares
	9.	SOLE DISPOSITIVE POWER 14,666,666
	10.	SHARED DISPOSITIVE POWER 0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,666,666
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES N/A
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14.	TYPE OF REPORTING PERSON OO

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (the “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock” or “Halcón Common Stock”) of Halcón Resources Corporation, a Delaware corporation (the “Issuer” or “Halcón”). The principal executive offices of the Issuer are located at 1000 Louisiana Street, Suite 6700, Houston, Texas 77002.

Item 2.	Identity and Background.

This Statement is filed on behalf of the following person:

Kellen Holdings, LLC (“Kellen”), a Delaware limited liability company, c/o Liberty Energy Holdings, LLC 175 Berkeley Street, Boston, Massachusetts 02116. Kellen’s principal business is investment in hydrocarbons and related energy investments.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors, executive officers and controlling persons of Kellen, required by Item 2 of Schedule 13D is listed on Schedule A hereto and is incorporated by reference herein.

Within the last five years, neither Kellen, nor to the best of their respective knowledge, any executive officer or director of Kellen, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities of the Issuer as to which this schedule is filed were acquired by Kellen as part of a distribution of Halcón Common Stock by HALRES LLC. On September 17, 2012, HALRES LLC distributed shares of Halcón Common Stock to its members. Kellen is a member in HALRES LLC and was issued 14,666,666 shares of Halcón Common Stock.

Item 4.	Purpose of Transaction.

Kellen originally acquired the securities in HALRES LLC for investment purposes and received and intends to maintain the Issuer’s securities distributed to it from HALRES LLC for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, Kellen may dispose of or acquire additional securities of the Issuer. Kellen intends to monitor and evaluate its investment in the Issuer in light of pertinent factors, market conditions, the Issuer’s performance and prospects, the trading prices of Halcón Common Stock, conditions in the industry and general economic conditions. Kellen may make additional purchases of Halcón Common Stock in the future through market transactions or otherwise, maintain its current investment, or dispose of some of all of Halcón Common Stock. Except as set forth below, Kellen does not have any current plans or proposals which would relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end-investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

The ownership percentages set for below are based on 216,217,425 shares of the Issuer’s Common Stock outstanding as reported in the Form 3 Registration Statement of the Issuer filed with the Securities and Exchange Commission on September 12, 2012.

(a) Kellen owns an aggregate amount of 14,666,666 shares of Halcón Common Stock, which constitutes approximately 6.8% of the 216,217,425 issued and outstanding shares of Halcón Common Stock.

(b) Kellen has the sole power to vote or direct the vote of, and the sole power to dispose or direct the disposition of, 14,666,666 shares. Kellen has no shared power to either vote or dispose of the shares.

(c) Except as otherwise described herein, including in Item 3, or in any Exhibit filed herewith, to the knowledge of the reporting person, none of the persons named in response to paragraph (a) above has effected any transaction in shares of Halcón Common Stock during the past 60 days.

(d) With respect to Kellen, to the best of its knowledge, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceedings from the sale of, such securities, where such interest relates to either more or less than five percent of the class.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Daniel Rioux, an officer of Kellen, sits on the Issuer’s Board of Directors. Pursuant to a director’s stock agreement, Kellen is to receive 5,000 shares of Halcón Restricted Stock which vests on December 7, 2012.

Item 7.	Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KELLEN HOLDINGS, LLC

Dated: September 26, 2012	By	/s/ Daniel A. Rioux
Daniel A. Rioux
President and Chief Executive Officer

SCHEDULE A

Controlling Persons

Kellen Holdings, LLC, a Delaware limited liability company, is a direct subsidiary of Liberty Energy Holdings, LLC, a Delaware limited liability company (“LEH”) and is an indirect subsidiary of Liberty Mutual Holding Company Inc., a Massachusetts mutual holding company. Liberty Mutual Holding Company Inc. is the ultimate controlling person of Kellen Holdings, LLC. Liberty Mutual Holding Company Inc. is a mutual holding company wherein its members are entitled to vote at meetings of the company. No such member is entitled to cast 10% or more of the votes. Liberty Mutual Holding Company Inc. has issued no voting securities.

The officer and director information for Kellen Holdings, LLC and Liberty Mutual Holding Company Inc. is as set forth below. The officer and director information for LEH is the same as Kellen.

Kellen Holdings, LLC

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

A. Alexander Fontanes	Gregory S. Morzano	Daniel A. Rioux
Chairman of the Board	Chief Executive Officer and	Chief Executive Officer,
Citizenship: U.S.A.	President	President and Treasurer
	Citizenship: U.S.A.	Citizenship: U.S.A.

Dennis J. Langwell	Dexter R. Legg	Christopher C. Mansfield
Chief Financial Officer and	Secretary and	Senior Vice President and
Senior Vice President	Vice President	General Counsel
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Scott E. Carson	Sean P. O’Neill	Gary Ostrow
Vice President	Vice President	Vice President
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Caury Bailey	Mark D’Amato	David G. Hayter
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Michael P. Russell	Laurance H.S. Yahia	Steven M. Zagoren
Assistant Treasurer	Assistant Treasurer	Assistant Treasurer
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Joshua E. Beiser	Kristin L. Kelley	James R. Pugh
Assistant Secretary	Assistant Secretary	Assistant Secretary
Citizenship: U.S.A.	Citizenship: U.S.A.	Citizenship: U.S.A.

Directors

A. Alexander Fontanes	Dennis J. Langwell	Christopher C. Mansfield
Chairman of the Board	Chief Financial Officer	Senior Vice President and
Citizenship: U.S.A.	and Senior Vice President	General Counsel
	Citizenship: U.S.A.	Citizenship: U.S.A.

Page 7 of 9 Pages

Executive Officers and Directors of Ultimate Control Person

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Executive Officers

Edmund F. Kelly Chairman of the Board Citizenship: U.S.A.	David H. Long Chief Executive Officer and President Citizenship: U.S.A.	James P. Condrin, III Executive Vice President Citizenship: U.S.A.

A. Alexander Fontanes Executive Vice President and Chief Investment Officer Citizenship: U.S.A.	Christopher L. Peirce Executive Vice President Citizenship: U.S.A.	Timothy M. Sweeney Executive Vice President Citizenship: U.S.A.

Dennis J. Langwell Senior Vice President and Chief Financial Officer Citizenship: U.S.A.	James M. McGlennon Senior Vice President and Chief Information Officer Citizenship: U.S.A.	Laurance H.S. Yahia Vice President and Treasurer Citizenship: U.S.A.

Dexter R. Legg Vice President and Secretary Citizenship: U.S.A.	Christopher C. Mansfield Senior Vice President and General Counsel Citizenship: U.S.A.	Paul G. Alexander Senior Vice President Citizenship: U.S.A.

J. Eric Brosius Senior Vice President and Corporate Actuary Citizenship: U.S.A.	Melanie M. Foley Senior Vice President Citizenship: U.S.A.	John D. Doyle Vice President and Comptroller Citizenship: U.S.A.

Steven M. Zagoren Assistant Treasurer Citizenship: U.S.A.	Gary J. Ostrow Vice President Citizenship: U.S.A.

Page 8 of 9 Pages

Liberty Mutual Holding Company Inc.

175 Berkeley Street

Boston, Massachusetts 02116

Directors

Edmund F. Kelly Chairman of the Board c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	David H. Long Chief Executive Officer and President c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Michael J. Babcock Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Charles I. Clough, Jr. Chairman and Chief Executive Officer Clough Capital Partners, LP c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Nicholas M. Donofrio Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Francis A. Doyle, III President and Chief Operating Officer and President Connell Limited Partnership c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Marian L. Heard President and Chief Executive Officer Oxen Hill Partners c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	John P. Manning Chief Executive Officer Boston Capital Corporation c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	Thomas J. May Chairman, President and Chief Executive Officer NSTAR c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Ellen A. Rudnick

Executive Director and Clinical

Professor, Polsky Center for Entrepreneurship, University of

Chicago Booth School of Business

c/o Liberty Mutual Holding

Company Inc.

Citizenship: U.S.A.

	Martin P. Slark Vice Chairman and Chief Executive Officer Molex Incorporated c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.	William C. Van Faasen Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: U.S.A.

Annette M. Verschuren Private Investor c/o Liberty Mutual Holding Company Inc. Citizenship: Canada

Page 9 of 9 Pages